UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended: June 30, 2014

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Armada Oil, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

5220 Spring Valley Road, Suite 615
Address of Principal Executive Office (Street and Number)

Dallas, TX 75254
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Quarterly Report on Form 10-Q could not be provided within the prescribed time period without unreasonable effort or expense due to complexities associated with deconsolidating a subsidiary in which we sold a controlling interest.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Barrett DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                       ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The registrant’s financial statements for the three month period ended June 30, 2014 is expected to change significantly from the comparable period of 2013.  The following estimates of income and expense for the period ended June 30, 2014 are preliminary and may change materially upon filing of the 10-Q.

The registrant generated estimated revenues of $543,245 for the three months ended June 30, 2014 compared to $3,105,108 for the three months ended June 30, 2013.

Revenues from commodity sales decreased $2,548,127 during the three months ended June 30, 2014, over the three months ended June 30, 2013, as a result of the sale of our controlling interest in the subsidiary which owned our Louisiana properties net of revenues from commodity sales from the Kansas properties we purchased in the second quarter of 2014.

The registrant incurred estimated operating expenses of $1,148,273 for the three months ended June 30, 2014 compared to $4,853,025 for the three months ended June 30, 2013.

During the three months ended June 30, 2014, lease operating expense, including production and ad valorem taxes, decreased $2,352,373 over the three months ended June 30, 2013, due to our sale of the controlling interest in the subsidiary which owned our Louisiana properties.  Exploration expense decreased $84,451, for the same reason.  Depletion, depreciation, amortization, and impairment expense increased due to impairment of certain Oklahoma properties net of a decrease associated with our sale of the controlling interest in our Louisiana properties.  General and administrative expenses decreased $814,285 due to reduced salaries and benefits, office rent, and other items associated with our sale of the controlling interest as well as a decrease in stock compensation expense, net of increases associated with the sale of the controlling interest and acquisition of producing properties in Kansas.

Armada Oil, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  August 14, 2014                                                       By:           /s/Rachel L. Dillard
Name:  Rachel L. Dillard
Title:  Chief Financial Officer